Exhibit 99.1

Foresight Expands Presence in the Autonomous Agricultural
Equipment Market with its QuadSight® Prototype Sale

The Company continues its commercial activities in diverse markets with positive feedback from customers

Ness Ziona, Israel – June 9, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the sale of a prototype of its QuadSight® four-camera vision system to a leading global manufacturer of agricultural and construction equipment. The manufacturer will evaluate Foresight’s stereo capabilities for use in agricultural machinery.

This is a first prototype sale to the agricultural equipment market, which is already deploying stereo technology for autonomous driving and automatic operations to increase productivity and efficiencies for higher yields. Foresight’s advanced thermal stereoscopic capabilities are designed to bring added value to precision agriculture and automated navigation, covering planting, harvesting and loading crops for shipment, especially in adverse weather and low-visibility conditions where other sensors are challenged.

“We believe expanding our activities in this new market segment and integrating the QuadSight technology into autonomous agricultural equipment will improve our current product capabilities and open new opportunities,” said Haim Siboni, Foresight CEO. “We continue to make commercial progress, while working closely with our partners from the automotive, industrial and defense markets. So far, we have received positive feedback from customers, some stating the superior performance of the QuadSight system compared to leading sensors in the market and I believe that our technology can present a valuable alternative to existing solutions.”

According to a 2021 market report and forecast by Fact.MR, the agriculture industry has always been a major contributor to the economy and an early adopter of leading technologies. Agricultural equipment manufacturers are investing heavily in new technologies in order to increase automation of various operations and autonomous driving. According to the same report, the current global autonomous farm equipment market is currently estimated at $742.5 million and is projected to reach $1.89 billion by 2031.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the manufacturer will evaluate Foresight’s stereo capabilities for use in agricultural machinery, its belief that expanding activities in this market segment and integrating the QuadSight technology into autonomous agricultural equipment will improve current product capabilities and open new opportunities, its commercial progress with working closely with partners from the automotive, industrial and defense markets, that its technology can present a valuable alternative to existing solutions, and the size of the projected global autonomous farm equipment market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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